

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

April 8, 2010

Ms. Lori Walker
The Valspar Corporation
901 3rd Avenue South
Minneapolis, MN 55402

> **RE: The Valspar Corporation**
> **Form 10-K for the fiscal year ended October 30, 2009**
> **Filed December 18, 2009**
> **File #1-3011**

Dear Ms. Walker:

    We have received your response letter dated April 5, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended October 30, 2009

Consolidated Financial Statements
Note 14 – Segment Information, page 41

1. As we previously requested in our conference call on March 30, 2010 and in subsequent conversations on April 6, 2010 and April 7, 2010, please provide us the amounts of revenue recognized in each product line you have identified for each fiscal year presented and for the current interim period. Based on your disclosures in MD&A, we assume this information is available.

                              *   *   *   *

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant